FORM 11-K

(Mark One)


        [X]  ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE
             SECURITIES EXCHANGE ACT OF 1934


For the fiscal year ended December 31, 1997


                             OR

        [ ]  TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE
             SECURITIES EXCHANGE ACT OF 1934

For the transition period from _________ to _________

Commision file number 0-15386

        A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

           Cerner Corporation Foundations Retirement Plan

        B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

           Cerner Corporation
           2800  Rockcreek Parkway, Suite 601
           Kansas City, Missouri  64117

           Financial Statements of the Cerner Corporation
           Associate 401K Retirement Plan and Trust.

           Independent Auditors' Report

           Statement of Net Assets Available for Participants -
           December 31, 1997 and December 31, 1996

           Statement of Changes in Net Assest Available for Participants - Years Ended December 31, 1997 and December 31, 1996

           Notes to Financial Statements

               The following financial statement, schedules and independent auditors' report on financial statement schedules of the Cerner Corporation Associate 401K
               Retirement Plan and Trust for the two-year period ended December 31, 1997:

               Schedule I  - Schedule of Assets Held for Investment Purposes
               Schedule II - Schedule of Reportable Transactions

           Consent of Independent Auditors

                       CERNER CORPORATION

                   FOUNDATIONS RETIREMENT PLAN









               Financial Statements and Schedules

                   December 31, 1997 and 1996


           (With Independent Auditors' Report Thereon)











                  INDEPENDENT AUDITORS' REPORT
                  ----------------------------


 The Board of Directors
 Cerner Corporation:


 We have audited the accompanying statements of net assets available for participants of the Cerner Corporation Foundations Retirement Plan as of December 31, 1997 and 1996 and the related statements of changes in net assets available for participants for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

 We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

 In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for participants of the Cerner Corporation Foundations Retirement Plan as of December 31, 1997 and 1996 and the changes in net assets available for participants for the years then ended, in conformity with generally accepted accounting principles.

 Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary schedules of assets held for investment purposes and reportable transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The fund information in the statements of net assets available for participants and the statements of changes in net assets available for participants is presented for purposes of additional analysis rather than to present the net assets available for participants and changes in net assets available for participants of each fund. The supplemental schedules and fund information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


 KPMG Peat Marwick LLP

 May 26, 1998


CERNER CORPORATION
FOUNDATIONS RETIREMENT PLAN

Statement of Net Assets Available for Participants

December 31, 1997
------------------------------------------------------------------------------------------------------------------------------

                                           Fund A      Fund B    Fund C     Fund D     Fund E    Fund F    Loans    Total
------------------------------------------------------------------------------------------------------------------------------


Investments at fair value:
  Common stock of Cerner Corporation,  $ 25,007,205       -         -         -          -         -          -     25,007,205
   1,183,773 shares (cost $12,722,524)
  Twentieth Century Ultra Fund,
   234,686 shares (cost $6,294,325)          -       6,406,922      -         -          -         -          -      6,406,922
  Twentieth Century Growth Fund,
   162,194 shares (cost $3,701,215)          -            -     3,894,288     -          -         -          -      3,894,288
  Twentieth Century Select Fund,
   57,859 shares (cost $2,365,005)           -            -         -      2,464,226     -         -          -      2,464,226
  Twentieth Century Balanced Fund
   83,541 shares (cost $1,449,721)           -            -         -         -       1,515,435    -          -      1,515,435
  Capital Preservation Trust, 1,055,090
   shares (cost $1,055,090)                  -            -         -         -          -      1,055,090     -      1,055,090
  Loans to participants, at cost, which
   approximates fair value                   -            -         -         -          -         -       325,261     325,261
------------------------------------------------------------------------------------------------------------------------------

Total investments                        25,007,205  6,406,922  3,894,288  2,464,226  1,515,435 1,055,090  325,261  40,668,427

Cash                                         96,045       -         -         -          -         -          -         96,045
Contributions receivable:
  Associates                                 77,206     58,261     35,421     23,223     11,580     7,174     -        212,865
  Employer                                   42,573       -         -         -          -         -          -         42,573
------------------------------------------------------------------------------------------------------------------------------

 Net assets available for participants $ 25,223,029  6,465,183  3,929,709  2,487,449  1,527,015 1,062,264  325,261  41,019,910
------------------------------------------------------------------------------------------------------------------------------


See accopmpanying notes to financial statements.


CERNER CORPORATION
FOUNDATIONS RETIREMENT PLAN

Statement of Net Assets Available for Participants

December 31, 1996

-----------------------------------------------------------------------------------------------------------------------------------

                                                Fund A       Fund B      Fund C    Fund D     Fund E     Fund F    Loans   Total
-----------------------------------------------------------------------------------------------------------------------------------

Investments at fair value:
 Common stock of Cerner Corporation,
  1,042,355 shares (cost $9,620,806)       $ 16,026,208        -          -         -          -          -         -    16,026,208
 Twentieth Century Ultra Fund,
  149,825.60 shares (cost $3,685,233)                     4,208,601       -         -          -          -         -     4,208,601
 Twentieth Century Growth Fund,
  114,371.02 shares (cost $2,433,432)            -             -      2,502,438     -          -          -         -     2,502,438
 Twentieth Century Select Fund,
  38,481.54 shares (cost $1,469,251)             -             -          -      1,482,694     -          -         -     1,482,694
 Twentieth Century Balanced Fund,
  58,742.28 shares (cost $981,204)                -             -          -         -       1,013,892     -         -     1,013,892
 Capital Preservation Fund, 836,952.26
  shares (cost $836,952)                         -             -          -         -          -       836,952      -       836,952
 Loans to participants, at cost, which
  approximates fair value                        -             -          -         -          -          -      286,581    286,581
-----------------------------------------------------------------------------------------------------------------------------------

 Total investments                           16,026,208   4,208,601   2,502,438  1,482,694  1,013,892  836,952   286,581 26,357,366

Cash                                             85,233        -          -         -          -          -         -        85,233
Contributions receivable:
 Associates                                      55,813      33,747      18,172     10,384      6,490    5,192      -       129,798
 Employer                                        25,959        -          -         -          -          -         -        25,959
-----------------------------------------------------------------------------------------------------------------------------------

Net assets available for participants      $ 16,193,213   4,242,348   2,520,610  1,493,078  1,020,382  842,144   286,581 26,598,356
-----------------------------------------------------------------------------------------------------------------------------------


See accompanying notes to financial statements.

CERNER CORPORATION
FOUNDATIONS RETIREMENT PLAN

Statement of Changes in Net Assets Available for Participants

Year ended December 31, 1997

-----------------------------------------------------------------------------------------------------------------------------------
                                               Fund A      Fund B     Fund C    Fund D     Fund E     Fund F    Loans      Total
-----------------------------------------------------------------------------------------------------------------------------------
Additions to net assets attributed to:
  Net appreciation (depreciation) in fair
    value of investments                  $  6,448,871   (287,262)   188,217    123,294     42,868      -         -       6,515,988
  Interest and dividends                         2,309  1,300,685    569,444    390,093    148,336     52,183    25,618   2,488,668
  Interfund transfers                          192,065   (105,418)   (93,907)    43,729      1,650    (38,119)    -          -
  Employer contributions (note 2)              730,281      -          -          -          -          -         -         730,281
  Associates' contributions (note 2)         2,684,698  1,832,993  1,079,568    688,480    411,947    259,980     -       6,957,666
  Loan repayments                               64,596     23,188     13,762      9,062      1,965        266  (112,839)     -
-----------------------------------------------------------------------------------------------------------------------------------

Total additions (deductions)                10,122,820  2,764,186  1,757,084  1,254,658    606,766    274,310   (87,221) 16,692,603
-----------------------------------------------------------------------------------------------------------------------------------

Deductions from net assets attributed to:
  Distributions to associates               (1,009,580)  (512,867)  (323,325)  (253,445)   (97,000)   (42,139)  (31,107) (2,269,463)
  Loans to participants                        (82,752)   (28,142)   (24,511)    (6,603)    (3,000)   (12,000)  157,008      -
  Investments expenses                            (672)      (342)      (149)      (239)      (133)       (51)    -          (1,586)
------------------------------------------------------------------------------------------------------------------------------------

Total (deductions) additions                (1,093,004)  (541,351)  (347,985)  (260,287)  (100,133)   (54,190)  125,901  (2,271,049)
------------------------------------------------------------------------------------------------------------------------------------

Net increase                                 9,029,816  2,222,835  1,409,099    994,371    506,633    220,120    38,680  14,421,554

Net assets available for participants:
  Beginning of year                         16,193,213  4,242,348  2,520,610  1,493,078  1,020,382    842,144   286,581  26,598,356
------------------------------------------------------------------------------------------------------------------------------------

  End of year                             $ 25,223,029  6,465,183  3,929,709  2,487,449  1,527,015  1,062,264   325,261  41,019,910
------------------------------------------------------------------------------------------------------------------------------------

See accompanying notes to financial statements.


CERNER CORPORATION
FOUNDATIONS RETIREMENT PLAN

Statement of Changes in Net Assets Available for Participants

Year ended December 31, 1996

------------------------------------------------------------------------------------------------------------------------------------

                                               Fund A      Fund B     Fund C     Fund D    Fund E   Fund F     Loans     Total
------------------------------------------------------------------------------------------------------------------------------------
Additions to net assets attributed to:
  Net appreciation (depreciation) in fair
    value of investments                    $ (5,020,042)   212,587    240,662     78,267     6,864      -         -     (4,481,662)
  Interest and dividends                           2,453    235,980     47,778    138,896    98,817    42,053    23,055     589,032
  Interfund transfers                            100,997     40,735    (66,345)    13,598   (27,686)  (61,299)     -           -
  Employer contributions (note 2)                592,493       -          -          -         -         -         -        592,493
  Associates' contributions (note 2)           2,219,846  1,335,389    825,401    414,938   277,106   321,997      -      5,394,677
  Loan repayments                                 41,566      8,946      8,488      4,955     1,794     2,981   (68,730)       -
------------------------------------------------------------------------------------------------------------------------------------

Total additions (deductions)                  (2,062,687) 1,833,637  1,055,984    650,654   356,895   305,732   (45,675)  2,094,540
------------------------------------------------------------------------------------------------------------------------------------

Deductions from net assets attributed to:
  Distributions to associates                   (747,716)  (336,556)  (179,494)  (139,930)  (86,256)  (63,998)  (17,338) (1,571,288)
  Loans to participants                          (30,567)   (17,762)   (33,103)    (9,425)   (6,028)  (45,024)  141,909        -
  Investment expenses                               (451)      (254)      (352)      (185)     (161)      (52)   (1,664)     (3,119)
------------------------------------------------------------------------------------------------------------------------------------

Total (deductions) additions                    (778,734)  (354,572)  (212,949)  (149,540)  (92,445) (109,074)  122,907  (1,574,407)
------------------------------------------------------------------------------------------------------------------------------------

Net increase (decrease)                       (2,841,421) 1,479,065    843,035    501,114   264,450   196,658    77,232     520,133

Net assets available for participants:
  Beginning of year                           19,034,634  2,763,283  1,677,575    991,964    755,932   645,486   209,349 26,078,223
------------------------------------------------------------------------------------------------------------------------------------

  End of year                               $ 16,193,213  4,242,348  2,520,610  1,493,078  1,020,382   842,144   286,581 26,598,356
------------------------------------------------------------------------------------------------------------------------------------

See accompanying notes to financial statements.

CERNER CORPORATION
FOUNDATIONS RETIREMENT PLAN

Notes to Financial Statements

December 31, 1997 and 1996

----------------------------------------------------------------------

 (1) Summary of Significant Accounting Policies


         General

     The following brief description of the Cerner Corporation Foundations Retirement Plan (the Plan) is provided for general information purposes only. Participants should
     refer   to   the   Plan  Agreement  for   more   complete
     information.

     The  Plan  was  adopted by the Board of Directors of  Cerner
     Corporation   (the   Company   or   Employer)   effective
     November 1, 1987. The Plan is administered by a third-party administrator. All full-time associates of the Company are eligible for participation in the Plan after attaining age eighteen.

         Basis of Presentation

     The accompanying financial statements have been prepared on the accrual basis in conformity with generally accepted accounting principles and present the Plan's net assets available for participants and changes in those net assets.

         Expenses

     Substantially all costs   and   expenses   incurred   in
     administering   the  Plan  are  paid  by   the   Company.
     Expenses related to issuance of loans to participants are charged to the participant obtaining the loan.

         Investments

     The Plan's investments and earnings thereon are held in a bank trust account. The fair values of investments are based principally on quotations from national securities exchanges. Purchases and sales of securities are recorded on a trade-date basis.

         Loans to Participants

     At the discretion of the Company, loans may be made to participants in an amount up to 50% of the participant's self-directed funds balance. The loan period may not exceed ten years and the interest rate is prime plus 1%.

         Use of Estimates

     The Plan utilizes a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities to prepare these financial statements in conformity with generally accepted accounting principles. Actual results could differ from those estimates.

                                                      (Continued)

CERNER CORPORATION
FOUNDATIONS RETIREMENT PLAN

Notes to Financial Statements

-------------------------------------------------------------------

 (2) Contributions

     Participating associates may elect to make pretax contributions from 1% to 15% of their compensation to the Plan, subject to annual limits imposed by the Internal Revenue Service. Participants may direct contributions into six different investment funds. These funds include Fund A (limited to investments in the common stock of the Company), Fund B (Twentieth Century Ultra Investors), Fund C (Twentieth Century Growth Investors), Fund D (Twentieth Century Select Investors), Fund E (Twentieth Century Balanced
     Investors) and Fund F (Benham Preservation Fund which primarily invests in short-term investments and guaranteed insurance contracts). The Company will make matching contributions in an amount equal to 20% of the participant's annual contribution, not to exceed the lesser of 2% of the participant's compensation or $600 per participant. All Company contributions are directed to Fund A.

 (3) Distributions

     Upon normal retirement, retirement for permanent disability or death, a participant is entitled to the full value of the assets attributable to his or her contributions and
     Company  contributions made on his or her  behalf.   Upon
     termination for any other reason, a participant is entitled to 100% of his or her contributions and the
     vested   portion   of  Company  contributions.    Company
     contributions vest 20% after three years of  service  and
     20%   for  each  additional  year  of  service  until   a
     participant is 100% vested upon completing seven years of service. Forfeitures of nonvested contributions are allocated to all Plan participants as of the Plan year-
     end   on   a  pro  rata  basis  according  to  individual
     participant annual earnings.

     Participants receive distributions from Fund A in shares of
     the   Company's  common  stock,  except  that   cash   is
     distributed  for  fractional  shares.   Participants  may
     also elect to receive cash for distributions with a value less than $1,000. During the years ended December 31, 1997 and 1996, 38,338 shares and 44,382 shares of
     the    Company's   common   stock,   respectively,   were
     distributed  to  withdrawing participants.   Participants
     receive distributions from all other funds in cash.

 (4) Tax Status

     The  Plan  received a favorable determination letter,  dated
     August 25, 1994, from the Internal Revenue Service confirming the tax-exempt status of the Plan under
     Section 401(a) of the Internal Revenue Code.

     The Company is not aware of any activity or transactions that may adversely affect the qualified status of the Plan.

                                                      (Continued)

CERNER CORPORATION
FOUNDATIONS RETIREMENT PLAN

Notes to Financial Statements

---------------------------------------------------------------------

 (5) Plan Participants



     The following summarizes the number of associate participants by fund as of December 31, 1997:

---------------------------------------------------------------------


        Cerner stock account             1,809
        Twentieth Century Mutual Funds:
          Ultra Investors                1,180
          Growth Investors                 887
          Select Investors                 630
          Balanced Investors               409
        Benham Preservation Fund           253
---------------------------------------------------------------------


        Because associates may invest in more than one fund, the number of associate participants above exceeds the total number of associate participants.

                                                                   Schedule 1
                                                                   ----------


CERNER CORPORATION
FOUNDATIONS RETIREMENT PLAN

Item 27(a) - Schedule of Assets Held for Investment Purposes

December 31, 1997

--------------------------------------------------------------------------------------------------------------

                                                                                                       Fair
       Asset                           Description                                        Cost         value
--------------------------------------------------------------------------------------------------------------
Cerner Corporation           1,183,773 shares of common stock                       $ 12,722,524   25,007,205
Twentieth Century            Ultra Investors Mutual Fund, 234,686 shares               6,294,324    6,406,922
Twentieth Century            Growth Investors Mutual Fund, 162,194 shares              3,701,215    3,894,288
Twentieth Century            Select Investors Mutual Fund, 57,589 shares               2,365,005    2,464,226
Twentieth Century            Balanced Investors Mutual Fund, 83,541 shares             1,449,721    1,515,435
Capital Preservation Trust   1,055,090 units of participation in a pooled fund         1,055,090    1,055,090
Loans to participants        Loans to participants (bearing interest from 7% to 10%)     325,261      325,261
--------------------------------------------------------------------------------------------------------------
                                                                                    $ 27,913,140   40,668,427
--------------------------------------------------------------------------------------------------------------



See accompanying independent auditors' report.


CERNER CORPORATION
FOUNDATIONS RETIREMENT PLAN                                                  Schedule 2
                                                                             ----------
Item 27(d) - Schedule of Reportable Transactions

Year ended December 31, 1997

---------------------------------------------------------------------------------------

  Identity of party     Description     Purchase     Selling      Original     Net gain
      involved           of asset        price        price         cost        (loss)
---------------------------------------------------------------------------------------

Cerner Corporation      Common Stock   $ 3,857,048         -      3,857,048       -
Cerner Corporation      Common Stock           -     1,324,922      755,330    569,592
American Century        Ultra Fund       3,109,164         -      3,109,164       -
American Century        Growth Fund      1,659,792         -      1,659,792       -
---------------------------------------------------------------------------------------

Transactions involving Cerner Corporation common stock are party-in-interest transactions.


NOTES:

     A reportable transaction is defined by the Department of Labor as:

     * A single transaction is excess of 5% of the fair value of Plan assets.

     * A series of transactions with or in conjunction with the same person, involving property other than securities, which amounts in the aggregate to more that 5% of the fair value of the Plan assets.

     * A series of transactions with respect to securities of the same issue which amount in the aggregate to more that 5% of the fair value of the total Plan assets.

     * Any transaction with or in conjunction with a person if a prior or subsequent single transaction has occurred with respect to securities with or in conjunction with the same person in an amount in excess of 5% of the fair value of Plan assets.

     A reportable transaction is identified by comparing the fair value of the transaction at the transaction date with the fair value of the Plan assets at the beginning of the year ended December 31, 1997.


See accompanying independent auditors' report.

                                 SIGNATURES

The Plan. Pursuant tto the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly cause this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                            Cerner Corporation Foundations Retirement Plan
                            ----------------------------------------------
                                          (Name of Plan)

Date:  June 29, 1998                   /s/Maureen M.Evans
      ---------------                  ----------------------
                                          Maureen M. Evans
                                       ----------------------
                                       Title:  Administrator
                                             ----------------

                                       /s/Clifford W. Illig
                                      -----------------------
                                          Clifford W. Illig
                                      -----------------------
                                       Title: Administrator

                   INDEPENDENT AUDITORS' CONSENT
                   -----------------------------


The Board of Directors
Cerner Corporation:

We consent in incorporation by reference in the Registration Statements (No. 33-56868, No. 33-55082, No. 33-41580, No. 33-39777, No. 33-39776,
No. 33-20155 and No. 33-15156) on Form S-8 on Cerner Corporation or our report dated May 26, 1998, relating to the statements of net assets available for participants of Cerner Corporation Foundations Retirement Plan as of December 31, 1997 and 1996, and the related statements of changes in net assets available for participants for the years ended and the related supplemental schedules of assets held for investment purposes and reportable transactions, which report is included herein.


                                            KPMG Peat Marwick LLP

Kansas City, Missouri
June 29, 1998